Exhibit 99.1

Concord Medical Completes RMB 400 Million Funding Round Led by Consortium Investors

BEIJING, August 23, 2021 -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializes in cancer treatment, research, education, and prevention by establishing proton centers and specialty cancer hospitals and operating an extensive network of radiotherapy and diagnostic imaging centers in China, today announced an investment of RMB400.0 million (US$62.2 million) in Concord Medical’s subsidiary, Meizhong Jiahe Medical Science & Technology Development Group Co., Ltd. (“Meizhong Jiahe”) from several investors led by WisdoMont Asset Management (Shanghai) Co., Ltd. (“WisdoMont Capital”), a renowned investment institution and one of the existing shareholders of Meizhong Jiahe.

As the most important operating platform of Concord Medical, Meizhong Jiahe focuses on the development and management of comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China. Meizhong Jiahe is committed to provide its patients with high-quality patient-centered multidisciplinary cancer care services. In addition, Meizhong Jiahe provides the cutting-edge proton therapy treatment option in the Company's Beijing, Shanghai and Guangzhou cancer hospitals. Meizhong Jiahe is dedicated to become a premier cancer medical services provider for the patients in China by helping to treat the cancer diseases by offering international recognized clinical research, multidisciplinary treatment care approach and advanced hospital management systems.

"Concord Medical has rapidly developed a leadership position in the large and fast-growing market in China for cancer treatment," said Mr. Yue Yu, Chief Executive Officer and Co-founder of WisdoMont Capital. "What the team of Concord Medical has developed in the recent years is truly impressive, and we are excited to have an opportunity working with its highly specialized management team to create a leader in the market. Concord Medical is a great example of the type of founder-led, capital-efficient business that we would like to invest in."

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specialized in cancer treatment, research, education and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its premium cancer hospitals in top-tier cities such as Shanghai and Guangzhou. In addition, the Company saw the opportunity of the expanding market of medical equipment in China and developed its product life-cycle management services form its existing medical equipment and consumable sales services. As of December 31, 2020, the Company operated a network of 27 radiotherapy centers and diagnostic imaging centers, which are based in 20 hospitals, established under long-term lease and management services arrangements with the Company and spanning over 20 cities across 13 provinces and administrative regions in China. To ensure the commitment to the highest standard of medical services for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both domestic and overseas medical institutions. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Bowen Guan

+86 10 5903 6688

ir@ccm.cn